November 15, 2012

VIA EDGAR

United States Securities and Exchange Commission

Mail Stop 4720

Washington, D.C. 20549

Attention: Mara L. Ransom

Assistant Director

Re:	Accelerated Building Concepts Corporation
Form 8-K
Filed July 16, 2012
Response dated July 27, 2012
File No. 001-11873

Dear Ms. Ransom:

Please be advised that the undersigned is the duly-appointed Chief Executive Officer of Accelerated Building Concepts Corporation, the above-referenced issuer (the “Issuer”). This letter is in response to the comments of the staff of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filings provided in your letter dated August 28, 2012 (the “Comment Letter”).

The purpose of this correspondence is to provide responses to the Comment Letter to the Commission and provide explanation, where necessary. Our responses follow the text of each Staff comment reproduced consecutively for your convenience.

General

1.	We note your response to comment 1. Please either amend the Form 8-K to provide the information required by Items 2.01(f), 5.06 and 9.01 or provide us with a detailed legal and factual analysis as to why you are not required to file such information. The analysis should focus on whether you were a shell company, as defined in Rule 12b-2 of the Exchange Act, prior to the transaction reported by the Form 8-K.

Since the Issuer was not a shell company at the time of the Issuer’s acquisition of WTV Holdings, Inc. (the “Acquisition”) the information required by Items 2.01(f) and 9.01 was not required to be filed upon filing of the current report on Form 8-K in connection with the Issuer’s disclosure of the Acquisition.

At the time of the Acquisition, the Issuer, through its sole Officer and Director, Doug Ward, performed business advisory and consulting services for other publicly traded companies and related service firms that support them.

United States Securities and Exchange Commission

November 15, 2012

For the year ended 2011, the Issuer had revenues of $86,538 which were earned through such consulting and related services. (a copy of the Issuer’s tax return for the year ended 2011 is attached hereto as Exhibit A.) Although the Issuer’s earnings for 2012 diminished prior to and up to the acquisition of WTV Holdings, Inc., Mr. Ward continued to engage in these activities on a (full-time) basis. The Issuer marketed its services to several companies during this period in an effort to obtain new sales. .) Additionally, the Issuer entered into several consulting agreements with various firms and had discussions and negotiations regarding potential contracts and services. (Attached hereto as Exhibit B are copies of executed agreements and as Exhibit C are copies of proposed but unaccepted agreements.)

As the Commission is aware, Rule 12b-2’s definition of a shell company is far from a bright line test. No qualitative standards have ever been established by the Commission for the purpose of such evaluation. However, it is still the Issuer’s position that its activities through 2011 and up to May 24, 2012, the date of the Acquisition of WTV, were significantly more than the “no or nominal operations” as defined in Rule 405. Again, while revenues were not substantial during this period, the Issuer’s operations were clearly substantive and rose above the threshold of shell qualification.

Accordingly, since the Issuer was not a shell on the date of the Acquisition, the current report on Form 8-K filed July 16, 2012 did not require the Form 10 type information required by Item 2.01(f).

2.	We note your response to comment 2. Notwithstanding the response, please confirm to us your understanding that you have an existing obligation under the federal securities laws to make all required filings and should become current in those filings in accordance with applicable requirements.

The Issuer confirms that it is obligated to file reports with the Commission pursuant to federal securities laws and is required to become current in its filings in accordance with such laws.

In furtherance of such obligations, the Issuer is currently preparing a number of previously unfiled financial statements which will be filed as soon as practicable.

Should you have any questions or require any further information, please do not hesitate to contact us.

Very truly yours,

/s/ Mark Cavicchia

Mark Cavicchia,

Chief Executive Officer

Form **1120**

Department of the Treasury Internal Revenue Service

U.S. Corporation Income Tax Return

For calendar year 2011 or tax year beginning ________, 2011, ending ________, ______

► See separate instructions.

OMB No. 1545-0123

2011

A Check if:		
1 a Consolidated return (attach Form 851)	☐	
b Life/nonlife consolidated return	☐	
2 Personal holding co (attach Sch PH)	☐	
3 Personal service corp (see instrs)	☐	
4 Schedule M-3 attached	☐	

TYPE OR PRINT

Name: Accelerated Building Concepts Corporation	B Employer identification number: 13-3886065
Number, street, and room or suite number. If a P.O. box, see instructions: 822 SW Federal Highway #83	C Date incorporated: 01/16/1996
City or town: Stuart State: FL ZIP code: 34994	D Total assets (see instructions): $ 0.

E Check if: (1) ☐ Initial return (2) ☐ Final return (3) ☐ Name change (4) ☐ Address change

INCOME

Line	Description	Sub-line	Sub-amount	Line	Amount
1 a	Merchant card and third-party payments. For 2011, enter -0-	1 a	0.		
b	Gross receipts or sales not reported on line 1a (see instructions)	1 b	86,538.		
c	Total. Add lines 1a and 1b	1 c	86,538.		
d	Returns and allowances plus any other adjustments (see instructions)	1 d			
e	Subtract line 1d from line 1c			1 e	86,538.
2	Cost of goods sold from Form 1125-A, line 8 (attach Form 1125-A)			2	
3	Gross profit. Subtract line 2 from line 1e			3	86,538.
4	Dividends (Schedule C, line 19)			4	
5	Interest			5	
6	Gross rents			6	
7	Gross royalties			7	
8	Capital gain net income (attach Schedule D (Form 1120))			8	
9	Net gain or (loss) from Form 4797, Part II, line 17 (attach Form 4797)			9	
10	Other income (see instructions — attach schedule)			10	
11	**Total income.** Add lines 3 through 10 ►			11	86,538.

DEDUCTIONS (SEE INSTRUCTIONS FOR LIMITATIONS ON DEDUCTIONS)

Line	Description	Sub-line	Sub-amount	Line	Amount
12	Compensation of officers from Form 1125-E, line 4 (attach Form 1125-E) ►			12	
13	Salaries and wages (less employment credits)			13	
14	Repairs and maintenance			14	
15	Bad debts			15	
16	Rents			16	
17	Taxes and licenses			17	
18	Interest			18	
19	Charitable contributions			19	
20	Depreciation from Form 4562 not claimed on Form 1125-A or elsewhere on return (attach Form 4562)			20	
21	Depletion			21	
22	Advertising			22	
23	Pension, profit-sharing, etc, plans			23	
24	Employee benefit programs			24	
25	Domestic production activities deduction (attach Form 8903)			25	
26	Other deductions (attach schedule). See Other Deductions Statement			26	86,538.
27	**Total deductions.** Add lines 12 through 26 ►			27	86,538.
28	Taxable income before net operating loss deduction and special deductions. Subtract line 27 from line 11			28	0.
29 a	Net operating loss deduction (see instructions)	29 a			
b	Special deductions (Schedule C, line 20)	29 b			
c	Add lines 29a and 29b			29 c	

TAX, REFUNDABLE CREDITS AND PAYMENTS

Line	Description	Line	Amount
30	**Taxable income.** Subtract line 29c from line 28 (see instructions)	30	0.
31	Total tax (Schedule J, Part I, line 11)	31	
32	Total payments and refundable credits (Schedule J, Part II, line 21)	32	
33	Estimated tax penalty (see instructions). Check if Form 2220 is attached ► ☐	33	
34	**Amount owed.** If line 32 is smaller than the total of lines 31 and 33, enter amount owed	34	
35	**Overpayment.** If line 32 is larger than the total of lines 31 and 33, enter amount overpaid	35	
36	Enter amount from line 35 you want: **Credited to 2012 estimated tax** ► **Refunded** ►	36	

Sign Here

Under penalties of perjury, I declare that I have examined this return, including accompanying schedules and statements, and to the best of my knowledge and belief, it is true, correct, and complete. Declaration of preparer (other than taxpayer) is based on all information of which preparer has any knowledge.

► ________ Signature of officer ________ Date ► President Title

May the IRS discuss this return with the preparer shown below (see instructions)? ☐ Yes ☐ No

Paid Preparer Use Only

Print/Type preparer's name	Preparer's signature	Date	Check ☐ if self-employed	PTIN
Firm's name ► Self-Prepared			Firm's EIN ►	
Firm's address ►			Phone no.	

BAA For Paperwork Reduction Act Notice, see separate instructions. CPCA0212 12/12/11 Form **1120** (2011)

Form 1120 (2011) Accelerated Building Concepts Corporation 13-3886065 Page 2

Schedule C **Dividends and Special Deductions** (see instructions)

		(a) Dividends received	(b) Percentage	(c) Special deductions (a) × (b)
1	Dividends from less-than-20%-owned domestic corporations (other than debt-financed stock)		70	
2	Dividends from 20%-or-more-owned domestic corporations (other than debt-financed stock)		80	
3	Dividends on debt-financed stock of domestic and foreign corporations		see instructions	
4	Dividends on certain preferred stock of less-than-20%-owned public utilities		42	
5	Dividends on certain preferred stock of 20%-or-more-owned public utilities		48	
6	Dividends from less-than-20%-owned foreign corporations and certain FSCs		70	
7	Dividends from 20%-or-more-owned foreign corporations and certain FSCs		80	
8	Dividends from wholly owned foreign subsidiaries		100	
9	**Total.** Add lines 1 through 8. See instructions for limitation			
10	Dividends from domestic corporations received by a small business investment company operating under the Small Business Investment Act of 1958		100	
11	Dividends from affiliated group members		100	
12	Dividends from certain FSCs		100	
13	Dividends from foreign corporations not included on lines 3, 6, 7, 8, 11, or 12			
14	Income from controlled foreign corporations under subpart F (attach Form(s) 5471)			
15	Foreign dividend gross-up			
16	IC-DISC and former DISC dividends not included on lines 1, 2, or 3			
17	Other dividends			
18	Deduction for dividends paid on certain preferred stock of public utilities			
19	**Total dividends.** Add lines 1 through 17. Enter here and on page 1, line 4 ►			
20	**Total special deductions.** Add lines 9, 10, 11, 12, and 18. Enter here and on page 1, line 29b ►			

Form 1120 (2011)

CPCA0212 12/12/11

Form 1120 (2011) Accelerated Building Concepts Corporation 13-3886065 Page 3

Schedule J Tax Computation and Payment (see instructions)

Part I – Tax Computation

1	Check if the corporation is a member of a controlled group (attach Schedule O (Form 1120)) ► ☐			
2	Income tax. Check if a qualified personal service corporation (see instructions) ► ☐		2	
3	Alternative minimum tax (attach Form 4626)		3	
4	Add lines 2 and 3		4	
5a	Foreign tax credit (attach Form 1118)	5a		
b	Credit from Form 8834, line 30 (attach Form 8834)	5b		
c	General business credit (attach Form 3800)	5c		
d	Credit for prior year minimum tax (attach Form 8827)	5d		
e	Bond credits from Form 8912	5e		
6	**Total credits.** Add lines 5a through 5e		6	
7	Subtract line 6 from line 4		7	
8	Personal holding company tax (attach Schedule PH (Form 1120))		8	
9a	Recapture of investment credit (attach Form 4255)	9a		
b	Recapture of low-income housing credit (attach Form 8611)	9b		
c	Interest due under the look-back method – completed long-term contracts (attach Form 8697)	9c		
d	Interest due under the look-back method – income forecast method (attach Form 8866)	9d		
e	Alternative tax on qualifying shipping activities (attach Form 8902)	9e		
f	Other (see instructions – attach schedule)	9f		
10	**Total.** Add lines 9a through 9f		10	
11	**Total tax.** Add lines 7, 8, and 10. Enter here and on page 1, line 31		11	

Part II – Payments and Refundable Credits

12	2010 overpayment credited to 2011		12	
13	2011 estimated tax payments		13	
14	2011 refund applied for on Form 4466		14	
15	Combine lines 12, 13, and 14		15	
16	Tax deposited with Form 7004		16	
17	Withholding (see instructions)		17	
18	**Total payments.** Add lines 15, 16 and 17		18	
19	Refundable credits from:			
a	Form 2439	19a		
b	Form 4136	19b		
c	Form 3800, line 17c and Form 8827, line 8c	19c		
d	Other (attach schedule – see instructions)	19d		
20	**Total credits.** Add lines 19a through 19d		20	
21	**Total payments and credits.** Add lines 18 and 20. Enter here and on page 1, line 32		21	

Schedule K Other Information (see instructions)

		Yes	No
1	Check accounting method a ☐ Cash b ☒ Accrual c ☐ Other (specify) ►		
2	See the instructions and enter the:		
a	Business activity code no. ► 531390		
b	Business activity ► Other Service		
c	Product or service ► Engineering-Commercial Bldgs		
3	Is the corporation a subsidiary in an affiliated group or a parent-subsidiary controlled group?		X
	If 'Yes,' enter name and EIN of the parent corporation ►		
4	At the end of the tax year:		
a	Did any foreign or domestic corporation, partnership (including any entity treated as a partnership), trust, or tax-exempt organization own directly 20% or more, or own, directly or indirectly, 50% or more of the total voting power of all classes of the corporation's stock entitled to vote? If 'Yes,' complete Part I of Schedule G (Form 1120) (attach Schedule G)		X
b	Did any individual or estate own, directly 20% or more, or own, directly or indirectly, 50% or more of the total voting power of all classes of the corporation's stock entitled to vote? If 'Yes,' complete Part II of Schedule G (Form 1120) (att Schedule G)	X	

BAA CPCA0234 10/31/11 Form 1120 (2011)

Form 1120 (2011) Accelerated Building Concepts Corporation 13-3886065 Page 4

Schedule K **Other Information** *continued* (see instructions)

	Yes	No
5 At the end of the tax year, did the corporation:		
a Own directly 20% or more, or own, directly or indirectly, 50% or more of the total voting power of all classes of stock entitled to vote of any foreign or domestic corporation not included on **Form 851,** Affiliations Schedule? For rules of constructive ownership, see instructions		X
If 'Yes,' complete (i) through (iv) below.		

(i) Name of Corporation	**(ii)** Employer Identification Number (if any)	**(iii)** Country of Incorporation	**(iv)** Percentage Owned in Voting Stock

	Yes	No
b Own directly an interest of 20% or more, or own, directly or indirectly, an interest of 50% or more in any foreign or domestic partnership (including an entity treated as a partnership) or in the beneficial interest of a trust? For rules of constructive ownership, see instructions		X
If 'Yes,' complete (i) through (iv) below.		

(i) Name of Entity	**(ii)** Employer Identification Number (if any)	**(iii)** Country of Organization	**(iv)** Maximum Percentage Owned in Profit, Loss, or Capital

	Yes	No
6 During this tax year, did the corporation pay dividends (other than stock dividends and distributions in exchange for stock) in excess of the corporation's current and accumulated earnings and profits? (See sections 301 and 316.)		X
If 'Yes,' file **Form 5452**, Corporate Report of Nondividend Distributions.		
If this is a consolidated return, answer here for the parent corporation and on Form 851 for each subsidiary		
7 At any time during the tax year, did one foreign person own, directly or indirectly, at least 25% of **(a)** the total voting power of all classes of the corporation's stock entitled to vote or **(b)** the total value of all classes of the corporation's stock?		X
For rules of attribution, see section 318. If 'Yes,' enter:		
(i) Percentage owned ► ______ and **(ii)** Owner's country ► ______		
(c) The corporation may have to file **Form 5472,** Information Return of a 25% Foreign-Owned U.S. Corporation or a Foreign Corporation Engaged in a U.S. Trade or Business. Enter the number of Forms 5472 attached ► ______		
8 Check this box if the corporation issued publicly offered debt instruments with original issue discount ► ☐		
If checked, the corporation may have to file **Form 8281,** Information Return for Publicly Offered Original Issue Discount Instruments.		
9 Enter the amount of tax-exempt interest received or accrued during the tax year ► $ ______		
10 Enter the number of shareholders at the end of the tax year (if 100 or fewer) ► 0		
11 If the corporation has an NOL for the tax year and is electing to forego the carryback period, check here ► ☐		
If the corporation is filing a consolidated return, the statement required by Regulations section 1.1502-21(b)(3) must be attached or the election will not be valid.		
12 Enter the available NOL carryover from prior tax years (do not reduce it by any deduction on line 29a.) ► $ ______		
13 Are the corporation's total receipts (line 1c plus lines 4 through 10 on page 1) for the tax year **and** its total assets at the end of the tax year less than $250,000?	X	
If 'Yes,' the corporation is not required to complete Schedules L, M-1, and M-2 on page 5. Instead, enter the total amount of cash distributions and the book value property distributions (other than cash) made during the tax year. ► $ 0.		
14 Is the corporation required to file Schedule UTP (Form 1120), Uncertain Tax Position Statement (see instructions)? If 'Yes,' complete and attach Schedule UTP.		X
15a Did the corporation make any payments in 2011 that would require it to file Form(s) 1099 (see instructions)?		X
b If 'Yes,' did or will the corporation file all required Forms 1099?		

Form **1120** (2011)

CPCA0234 10/31/11

Form 1120 (2011) Accelerated Building Concepts Corporation 13-3886065 Page 5

Schedule L — Balance Sheets per Books

	Beginning of tax year (a)	(b)	End of tax year (c)	(d)
Assets				
1 Cash				
2a Trade notes and accounts receivable				
b Less allowance for bad debts				
3 Inventories				
4 U.S. government obligations				
5 Tax-exempt securities (see instructions)				
6 Other current assets (attach schedule)				
7 Loans to shareholders				
8 Mortgage and real estate loans				
9 Other investments (attach schedule)				
10a Buildings and other depreciable assets				
b Less accumulated depreciation				
11a Depletable assets				
b Less accumulated depletion				
12 Land (net of any amortization)				
13a Intangible assets (amortizable only)				
b Less accumulated amortization				
14 Other assets (attach schedule)				
15 Total assets				
Liabilities and Shareholders' Equity				
16 Accounts payable				
17 Mortgages, notes, bonds payable in less than 1 year				
18 Other current liabilities (attach sch)				
19 Loans from shareholders				
20 Mortgages, notes, bonds payable in 1 year or more				
21 Other liabilities (attach schedule)				
22 Capital stock: a Preferred stock				
b Common stock				
23 Additional paid-in capital				
24 Retained earnings — Approp (att sch)				
25 Retained earnings — Unappropriated				
26 Adjmnt to shareholders' equity (att sch)				
27 Less cost of treasury stock				
28 Total liabilities and shareholders' equity				

Schedule M-1 — Reconciliation of Income (Loss) per Books With Income per Return

Note: Schedule M-3 required instead of Schedule M-1 if total assets are $10 million or more – see instructions

1 Net income (loss) per books		7 Income recorded on books this year not included on this return (itemize): Tax-exempt interest $	
2 Federal income tax per books			
3 Excess of capital losses over capital gains			
4 Income subject to tax not recorded on books this year (itemize):		8 Deductions on this return not charged against book income this year (itemize):	
5 Expenses recorded on books this year not deducted on this return (itemize):		a Depreciation $	
a Depreciation $		b Charitable contribns $	
b Charitable contributions $			
c Travel & entertainment $		9 Add lines 7 and 8	
6 Add lines 1 through 5		10 Income (page 1, line 28) — line 6 less line 9	

Schedule M-2 — Analysis of Unappropriated Retained Earnings per Books (Line 25, Schedule L)

1 Balance at beginning of year		5 Distributions a Cash	
2 Net income (loss) per books		b Stock c Property	
3 Other increases (itemize):		6 Other decreases (itemize):	
		7 Add lines 5 and 6	
4 Add lines 1, 2, and 3		8 Balance at end of year (line 4 less line 7)	

CPCA0234 10/31/11 Form 1120 (2011)

Form 1120 **Two Year Comparison** **2011**

► Keep for your records — **Do not file**

Name of Corporation	Employer Identification Number
Accelerated Building Concepts Corporation	13-3886065

	2011		2010		Difference 2011 - 2010	
	Amount	% of Total Income	Amount	% of Total Income	Amount	%
1 a Gross receipts or sales	86,538.		13,846.		72,692.	525.00
b Less returns and allowances			0.		0.	
c Net receipts ►	86,538.		13,846.		72,692.	525.00
2 Cost of goods sold (Schedule A)						
3 Gross profit ►	86,538.		13,846.		72,692.	525.00
4 Dividends (Schedule C)						
5 Interest			0.		0.	
6 Gross rents			0.		0.	
7 Gross royalties			0.		0.	
8 Capital gain net income						
9 Net gain or loss (Form 4797)						
10 Other income						
11 Total income ►	86,538.	100.00	13,846.	100.00	72,692.	525.00
Deductions						
12 Compensation of officers		0.00		0.00		
13 Salaries and wages (less employment credits)		0.00	0.	0.00	0.	
14 Repairs and maintenance		0.00		0.00		
15 Bad debts		0.00		0.00		
16 Rents		0.00		0.00		
17 Taxes and licenses		0.00	0.	0.00	0.	
18 Interest		0.00		0.00		
19 Charitable contributions		0.00		0.00		
20a Depreciation on Form 4562		0.00		0.00		
20b Less depreciation on Schedule A and elsewhere		0.00		0.00		
20c Net depreciation ►		0.00		0.00		
21 Depletion		0.00		0.00		
22 Advertising		0.00		0.00		
23 Pension, profit-sharing, etc, plans		0.00	0.	0.00	0.	
24 Employee benefit programs		0.00	0.	0.00	0.	
25 Domestic production activities deduction		0.00		0.00		
26 Other deductions	86,538.	100.00	13,846.	100.00	72,692.	525.00
27 Total deductions ►	86,538.	100.00	13,846.	100.00	72,692.	525.00
Taxable Income						
28 Taxable income before NOL and special deductions	0.	0.00	0.	0.00	0.	
29 Less:						
a Net operating loss deduction		0.00		0.00		
b Special deductions		0.00		0.00		
30 Taxable income ►	0.	0.00	0.	0.00	0.	
Tax						
31 Total tax (Schedule J)		0.00		0.00		
Tax Payments and Credits						
32g Total tax payments and credits						
33 Estimated tax penalty						
34 Tax due						
35 Overpayment						

CPCW8201 09/15/11

Accelerated Building Concepts Corporation 13-3886065 1

Form 1120, Page 1, Line 26

Other Deductions Statement

Management Services	86,538.
Total	86,538.

Agreement between Accelerated Building Concepts Corp, ("ABCC")
and Progressive Media Group, Inc. ("PMG")

On the basis of previous conversations and meetings between **Accelerated Building Concepts Corp, ("ABCC")**and **Progressive Media Group ("PMG")**, ABCC and PMG agree to the following:

I. ENGAGEMENT

PMG hereby engages and retains ABCC as a IR Business Consultant. ABCC hereby accepts such appointment on the terms and subject to the conditions hereinafter set forth and agrees to use its best efforts in providing such Services dated below.

II. SERVICES

As PMGs's IR Business Consultant, ABCC agrees to provide the following consulting services):
1.Make itself available to the officers of PMG at such mutually agreed upon places during normal business hours for reasonable periods of time, subject to reasonable advance notice and mutually convenient scheduling, for the purpose of advising PMG and its Affiliates in the preparation of such marketing IR business reports, summaries, corporate and/or transaction profiles, due diligence packages and/or other material and documentation ("Documentation") as shall be necessary to present to other entities and individuals that could be of benefit to PMG and its Affiliates.
2. Make itself available for telephone conferences with the principal, financial, sales, and/or operating officer(s) of PMG during normal business hours.
3. Services of Consultant shall not be exclusive nor shall Consultant be required to render any specific number of hours or assign specific personnel to the Company or its projects. The parties hereto acknowledge and agree that Consultant cannot guarantee the results or effectiveness of any of the services rendered or to be rendered by Consultant. Rather, Consultant shall conduct its operations and provide its services in a professional manner and in accordance with good industry practice

IV. COMPENSATION

In consideration for the Services, PMG agrees that ABCC shall be entitled to compensation as follows:

During the term of this Agreement, ABCC shall provide advice to undertake for and consult with the PMG concerning marketing, investor relations, strategic planning, corporate organization and structure, financial matters in connection with the operation of the businesses of the Company, expansion of services and business opportunities, and shall review and advise the Company regarding its overall progress, needs and condition including but not limited to Investor Relations . PMG shall pay to ABCC a yearly fee of $90,000.00 for the services described above.

VI. REPRESENTATIONS, WARRANTIES AND COVENANTS

A. **Execution.** The execution, delivery and performance of this Agreement, in the time and manner herein specified, will not conflict with, result in a breach of, or constitute a default under any existing agreement, indenture, or other instrument to which either

ABCC or PMG is a party or by which either entity may be bound or affected.

B. **Non-Circumvention.** PMG hereby irrevocably agrees not to circumvent, avoid, bypass, or obviate, directly or indirectly, the intent of this Agreement, including avoiding payment of fees or other compensation to ABCC or its affiliates.

C. **Corporate Authority.** Both ABCC and PMG have full legal authority to enter into this Agreement and to perform the same in the time and manner contemplated.

D. **Authorized Signatures.** The individuals whose signatures appear below are authorized to sign this Agreement on behalf of their respective corporations.

E. **Cooperation.** PMG will cooperate with ABCC, and will promptly provide ABCC with all pertinent materials and requested information in order for ABCC to perform its Services pursuant to this Agreement.

F. **Prompt Notification of Material Occurrences.** Until the proper termination of this engagement (as outlined in the section above titled, "Term & Termination"), ABCC will notify PMG promptly of the occurrence of any event, which might materially affect the condition (financial or otherwise) or prospects of PMG.

VII. TERM AND TERMINATION

A. In no event shall any termination be effective until the expiration of at least sixty (60) days after the signing of this Agreement.

B. Subsequent to the ninety (60) day period referenced in Section A above, PMG shall have the right to terminate ABCC's engagement hereunder by furnishing ABCC with thirty (30) days advance written notice of such termination. Upon receipt of such written notice, this Agreement will then terminate on the last day of the second full calendar month following the receipt of notice. Notice of termination must be received before the end of the last day of the calendar month in order to terminate the Agreement on the last day of the second full calendar month following the receipt of notice

C. Notwithstanding the foregoing, no termination of this Agreement by ABCC shall in any way affect ABCC's right to receive:

i. Its fee, which have been earned by ABCC through the effective date of termination.

VIII. CONFIDENTIAL DATA

A. Except for its employees, agents and independent contractors, ABCC shall not divulge to others, any trade secret or confidential information, knowledge, or data concerning or pertaining to the business and affairs of ABCC, obtained by PMG as a result of its engagement hereunder, unless authorized, in writing by PMG.

B. Except for its employees, agents and independent contractors, PMG shall not divulge to others, any trade secret or confidential information, knowledge, or data concerning or pertaining to the business and affairs of PMG, obtained by PMG as a result of its engagement hereunder, unless authorized, in writing, by ABCC.

IX. OTHER MATERIAL TERMS AND CONDITIONS:

A. **Indemnity.** PMG agrees to indemnify ABCC from and against any loss, claim, liability, or cost arising out of any material misrepresentation or omission by ABCC in connection with this Agreement or the Services contemplated herein.

B. **Provisions.** Neither termination nor completion of this Agreement shall affect the confidentiality provisions of this Agreement, or the Indemnification Provisions that are incorporated herein, both of which shall remain operative and in full force and effect.

C. **Additional Instruments.** Each of the parties shall from time to time, at the request of others, execute, acknowledge and deliver to the other party any and all further instruments that may be reasonably required to give full effect and force to the provisions of this Agreement.

D. **Entire Agreement.** Each of the parties hereby covenants that this Agreement is intended to and does contain and embody herein all of the understandings and Agreements, both written or oral, of the parties hereby with respect to the subject matter of this Agreement, and that there exists no oral agreement or understanding expressed or implied liability, whereby the absolute, final and unconditional character and nature of this Agreement shall be in any way invalidated, empowered or affected. There are no representations, warranties or covenants other than those set forth herein.

E. **Assignment.** This Agreement is not assignable and cannot be modified or changed, nor can any provisions be waived, except by the mutual agreement in writing of the parties hereto.

F. **Governing Law.** This Agreement shall be governed by and under the laws of the State of Florida, and any action brought by either party against the other party to enforce or interpret this Agreement shall be brought in an appropriate court of such State.

G. **Originals.** This Agreement may be executed in any number of counterparts, each of which so executed shall be deemed an original and constitute one and the same Agreement. Facsimile copies with signatures shall be given the same legal effect as an original.

H. **Addresses of Parties.** Each party shall at all times keep the other informed of its principal place of business if different from that stated herein, and shall promptly notify the other of any change, giving the address of the new place of business or residence.

I. **Notices.** All notices that are required to be or may be sent pursuant to the provision of this Agreement shall be sent by certified mail, return receipt requested, or by overnight package delivery service to each of the parties at the address appearing herein, and shall count from the date of mailing or the validated air bill.

J. **Modification and Waiver.** A modification or waiver of any of the provisions of this Agreement shall be effective only if made in writing and executed with the same formality as this Agreement. The failure of any party to insist upon strict performance of any of the provisions of this Agreement shall not be construed as a waiver of any subsequent default of the same or similar nature or of any other nature.

K. **Attorney's Fees.** If any arbitration, litigation, action, suit, or other proceeding is instituted to remedy, prevent or obtain relief from a breach of this Agreement, in relation to a breach of this Agreement or pertaining to a declaration of rights under this Agreement, the prevailing party will recover all such party's attorneys' fees incurred in each and every such action, suit or other proceeding, including any and all appeals or petitions there from. As used in this Agreement, attorneys' fees will be deemed to be the full and actual cost of any legal services actually performed in connection with the matters involved, including those related to any appeal or the enforcement of any judgment calculated on the basis of the usual fee charged by attorneys performing such services.

APPROVED AND AGREED this 1 day of November 2010.

PROGRESSIVE MEDIA GROUP.
822 SW Federal Hwy #83
Stuart, Fl 34994
Phone 678-898-9962

By

Pam Cohen-President

Accelerated Building Concepts Corp.

By

Director- Douglas Ward

CONSULTING AGREEMENT

CONSULTING AGREEMENT (this "Agreement") is entered into as of March 1, 2011 by and between Accelerated Building Concepts Corp. (ABCC)-Consultant, located at 822 SW Federal Highway #83, Stuart, FI 34994 and SGC Corp. (SGC- Sydney Grechynska) located at Alonsa de Bazan 29600 Marbella Spain

AGREEMENT

NOW, THEREFORE, in consideration of the premises and the covenants, agreements and obligations set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby covenant and agree as follows:

1. Consulting Services. Consultant shall assist SGC by providing information concerning companies needing global lR services located in the United States.

2. Term. Section 7 notwithstanding, the term of this Agreement shall commence as of the date hereof and shall be effective a period of 24 months (the "Term"). This Agreement may be extended under the same terms by mutual agreement between Consultant and the Company.

3. Compensation. As consideration for the Consulting Services, Progressive Media Group will be responsible for fee to Consultant.

4. Non-Circumvent. The Consultant and SGC mutually agree, including their employees, associates, third party consultants and funding sources, intending to be legally bound, hereby irrevocably and mutually agree not to circumvent, avoid, bypass, or obviate each other, directly or indirectly, to avoid payment or fees, or any form of compensation in any transaction with corporation, partnership or collateral, or finding, or any other transaction involving products, commodity, or services, or addition, renewals, extensions, rollover, amendment, new contract, re-negotiations, parallel contract/agreement or third party assignment hereof.

5. Relationship. This agreement does not create, and shall not be construed to create, any joint venture or partnership between the parties, and may not be construed as an employment agreement. No officer, employee, agent, servant, or independent contractor of Consultant nor its affiliates shall at any time be deemed to be an employee, agent, servant, or broker of the Company for any purpose whatsoever solely as a result of this Consulting Agreement, and Consultant shall have no right or authority to assume or create any obligation or liability, express or implied, on the Company's behalf, or to bind the Company in any manner or thing whatsoever.

6. Notices. Any notice required or desired to be given under this Agreement shall be in writing and shall be deemed given when personally delivered, sent by an overnight courier service, or sent by certified or registered mail to the following addresses, or such other address as to which one party may have notified the other in such manner:

If to the Consultant:	ABCC- Douglas Ward
822 SW Federal Hwy Stuart, Fl 34994

If to the Company:	Sydney Grechynska
Alonsa de Bazan
29600 Marbella Spain

7. Applicable Law. The validity, interpretation and performance of this Agreement shall be controlled by and construed under the laws of the State of Florida ....USA

8. Severability. The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provisions of this Agreement.

9. Waiver of Breach. The waiver by either party of a breach of any provision of this Agreement by the other shall not operate or be construed as a waiver of any subsequent breach by such party. No waiver shall be valid unless in writing and signed by an authorized officer of the Company or Consultant.

10. Assigns and Assignment. This Agreement shall extend to, inure to the benefit of and be binding upon the parties hereto and their respective permitted successors and assigns.

11. Entire Agreement. This Agreement contains the entire understanding of the parties with respect to its subject matter, SGC and ABCC. It may not be changed orally but only by an agreement in writing signed by the party against whom enforcement of any waiver, change, modification, extension, or discharge is sought.

12. Counterparts. This Agreement may be executed by facsimile and in counterparts each of which shall constitute an original document, and both of which together shall constitute the same document.

IN WITNESS WHEREOF, the parties have executed this Agreement on the day and year first above written.

The Consultant:	Accelerated Building Concepts Corp.

	By:	/s/ Douglas Ward	Date:	3/1/2011
Name: Douglas Ward
Title: Director

The Company:	SGC

	By:	/s/ Sydney Grechynska	Date:	3/1/2011
Name: Sydney Grechynska
Title: President

Accelerated Building Concepts Corp

Proposal of PR/IR Mailing Campaign for Progressive Media Group

(FOR PAPA BELLO - PAPA.PK.)

Invitational Mailer: 200,000 X .50c = $ 100,000

Papa Bello Pizza custom research report Qt 5000: $ 1,471.00

UpTick & Forecaster newsletters Qt 4000: $ 3,167.00

E-mail list: $ 500.00

News Wire Press Releases: Papa Bello Pizza’s responsibility.

(These costs are hard expenses and invoices will be supplied upon request.)

Basic Overview of campaign:

1.	The campaign begins with the creation of the post card mailer. The list purchase will be .08c-.17c per name depending on the lists the client decides to buy, ABCC will help with the selection process. Total cost per mailed piece should be just under .50c for each mailed piece. We will now be creating a database that will be our property and can be used for future mailings. We will also know that the list is current and up to NCOA (National Change of Address) standards. Mail of this type since it is personalized does not look like the standard bulk mailing and since it is offering a free research report along with free 3month trial subscriptions to 2 financial newsletters should garner a higher response rate. Traditional bulk mail expects 1/2 % response but the look of this piece should help us double industry standards. Anything better would be a windfall.
2.	A research report will be created on 8.5”wide X 11” high 2 sided $ 971.00 for 5,000 qty $ 500.00 for writer totaling $ 1,471.00.

Inks = 4/4 process colors with bleeds

Prepress = Customer will supply digital electronic files

Proofs = IP (imposition) and Epson color proofs for final approval.

Stock = 70# Gloss Text

Finishing = Trim

Packaging = Carton

3.	Newsletters (Forecaster & Uptick) will include Papa Bello Pizza research report as an insert expected monthly circulation 4000 total. Set up and printing costs. $ 1527.00 printing + first class postage $ 1,640.00 = $ 3,167.00
4.	ABCC will set up a designated 800 phone line for immediate responses from e-mail, direct mail or phone inquiries. With immediate distribution of the research report and any new development’s.
5.	ABCC will create and update a double opt in e-mail list of investors. Initially an e-mail list will be bought and scrubbed. This is done by sending out a blast e-mail for investors to receive the free 3 month trial subscriptions to the Forecaster and UpTick newsletters. This e-mail list is bought and sent out initially at the mail house. 500,000 e-mail names and addresses can be bought for as little as $ 500.00. After the blast goes out you have the respondent double opt in for the free trial subscriptions. Now you have the double opt in e-mail address for your own database and you now send out e-mail reports on Papa Bello Pizza. This is called an e-mail white list and avoids having the pink sheets designate the skull and cross bones on Papa Bello Pizza’s stock. There will be a custom template made for all of Papa Bello Pizza’s e-mails. Obviously the more news and updates we can provide the more success we should have and the template should have the same structure with updated information.
6.	ABCC will undertake the starting and moderating various financial chat groups, and handle the press releases to the wire services. We suggest that a minimum of 1 press release monthly would help keep your current and potential shareholders informed.

7.	Design post card, and research report for mailings. 3rd week of December 2010 Papa Bello Pizza approves and or makes changes to the post card and research report. Print research report and post cards with personalized ink jet names and prepare for mailing. Add the double opt in e-mail list to Papa Bello’s web sites. Go to print on the Forecaster and UpTick newsletters January 1editions. Set up the designated investor relations 800 phone# we already have and write basic call in script getting approval from Papa Bello’s Pizza on dialogue. Last week of December start disseminating information in several chat groups alluding to the fact that both the Forecaster and UpTick newsletters are beginning to initiate coverage on Papa Bello’s Pizza symbol PAPA.PK. This will be an ongoing campaign during the next 6 months. January 9th start the mailing of the postcards. Responses should start coming in at once, so research reports will be mailed immediately. It is expected that the free trial subscription to the financial newsletters will enhance our response. The 4 color double sided glossy Papa Bello Pizza research report with pictures and graphics along with a bland basic black and white 4 page investment newsletter will be mailed immediately. The thought here is we want to get a better response rate by offering free financial news letter’s but at the same time we want them to focus on Papa Bello’s Pizza report which should catch their eye because of its 4 color process. The first financial newsletter with the Papa Bello’s report will be mailed at once to all respondents. The next month they will receive the recommendation in the other financial newsletter with the same Papa Bello’s report. The thought here is just like any basic advertising principals the more a potential candidate sees something the more he or she is likely to react. These financial newsletters will have different information and different looks so in essence it will seem as though 2 separate financial newsletters are recommending Papa Bello’s stock as a good investment. It is also recommended that the company release a news announcement that these financial newsletters are initiating coverage on Papa Bello’s Pizza. The nice thing is once we get the person to respond it now becomes our property. In the 3rd week of January 09, more post cards will be mailed and responses will be mailed the newsletter and research reports. The total postcards expected to be mailed over the campaign will be 200,000. We want to continue this process of sending out the postcards and replying with the research reports on a continued basis to maintain the consistent volume and excitement in the company. Week 1-20,000 Week 2- 20,000 Week 3-15,000 Week 4-15,000 Week 5- 10,000 Week 6-10,000 Week 7-10,000 Week 8-10,000 Week 9-10,000 Week 10- 10,000 Week11-10,000 Week 12-10,000 Week13-24 until all cards mailed 5,000 weekly.

Please review and let me know your thoughts...

Doug

Accelerated Building Concepts Corp.

Market Awareness Program

The goal of our marketing efforts is to create retail awareness of and exposure to the opportunity your company’s common stock presents. Our program consists of 5 parts:

1. Corporate Marketing Materials

➢	Our Creative team will develop 2 sets of marketing materials. The first will be a 1-page Fact sheet. The second will consist of 3 pages and will include a market analysis, sector comparison chart, bullet points, etc.
➢	These materials become the property of the company and can be used in any way you see fit (i.e. posting on the corporate website, including within due diligence kits, etc.)

2.	Dissemination to our core network of stockbrokers
➢	Our active broker network is currently comprised of roughly 1,800 members, representing almost every firm in the United States and Canada. These are brokers we have, over the years, established strong relationships with.

3.	Telemarketing Campaign
➢	We presently work with 23 full-time telephone consultants, giving us access to one of the largest “floors” in this industry. Our size allows us to handle all of your campaign requirements.
➢	Our consultants will call stockbrokers nationwide and provide an oral presentation on your company. Each of our callers is a professional speaker and will deliver your message effectively, positively and with class, without employing fluff or hype.
➢	If requested, we can even focus our efforts geographically.
➢	Each consultant, over a period of 1 month, will present your company to between 1,000 and 1,200 stockbrokers.

4.	Information Distribution
➢	Every positive presentation is followed up with marketing materials on your company. These materials reinforce our presentations, provide additional due diligence resources and greatly enhance broker retention.

5.	Accountability/Campaign Continuance
➢	We provide to the company all new stockbrokers we have made presentations to. We include the broker name, firm, street address, telephone number and either a fax number or email address. This serves 2 purposes:
1.	We provide accountability to our clients. Rather than the “Pay me now and trust me” philosophy that is so prevalent in this industry, we are able to verify exactly what we have accomplished.
2.	We provide to the client the ability to continue the marketing efforts after our services have terminated. You have a healthy audience of brokers who have all received presentations and information on your company. You are free to set up a mailing list (direct, email or fax) or even call these brokers yourself.